UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
August 17, 2009
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: August 17, 2009
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

HARMONY
Incorporated in the Republic of South Africa
Registration Number 1950/038232/06
(“Harmony” or “Company”)
JSE Share code: HAR
NYSE Share code: HMY
ISIN Code: ZAE 000015228
Financial review for the fourth quarter and year
ended 30 June 2009
Highlights for the quarter
*	5% improvement in LTIFR

*	Stable production

*	Most operations have shown improvement

*	Hidden Valley pours first gold, on schedule

*	R2 bn in cash
-	re-payment of Nedbank loan

-	repaid convertible bond
*	Two-year wage agreement
... and for the financial year
*	R2.9 bn net profit — highest profit ever

*	Healthy balance sheet
-	cash of R2 bn

-	net debt free
*	108% improvement in headline earnings per share

*	Strategic objectives met
-	stabilised company

-	turned losses into profits
*	Positioned for growth

*	Several exploration opportunities

*	Dividend of 50 SA cents per share
-	first dividend declared in 5 years
Financial summary
for the fourth quarter and year ended 30 June 2009

		Quarter	Quarter	Q-on-Q
		Jun-09	Mar-09	% change
Gold produced	- kg	11 003	10 880	1.1%
	- oz	353 752	349 801	1.1%
Gold sold	- kg	10 829	10 247	5.7%
	- oz	348 160	329 447	5.7%
Cash costs	- R/kg	179 074	171 361	(4.5%)
	- US$/oz	661	537	(23.1%)
Cash operating	- R million	743	1 175	(36.8%)
profit	- US$ million	88	118	(25.4%)
Net profit/(loss)	- R million	238	972	(75.5%)
	- US$ million	28	98	(71.4%)
Headline earnings	- SA cents	107	123	(13.0%)
per share	- US cents	13	12	8.3%

		FY09	FY08
Gold produced	- kg	45 437	49 761
	- oz	1 460 831	1 599 854
Gold sold	- kg	45 833	50 625
	- oz	1 473 562	1 627 624
Cash costs	- R/kg	168 661	139 544
	- US$/oz	583	598
Cash operating	- R million	3 839	2 644
profit	- US$ million	427	366
Net profit/(loss)	- R million	2 927	(245)
	- US$ million	325	(30)
Headline earnings	- SA cents	262	126
per share	- US cents	29	17

Harmony’s Annual Report, Notice of Meeting, Sustainable Development Report and its Annual Report filed on a Form 20F with the United States’ Securities and Exchange Commission for the year ended 30 June 2008 are available on our website at www.harmony.co.za.
Chief Executive Officer’s Review
Harmony is refocused, revitalised, re-organised and renewed. A lot of the hard work has been done and we are now starting to see the fruits of our `Back-to-Basics’ philosophy, although we are the first to acknowledge that more remains to be done. Our business is gold and we will continue to spend time ensuring that we achieve our targets and deliver value to shareholders.”
Graham Briggs, Chief Executive Officer
Overview
During the past quarter we planned for the year ahead — reflecting on our achievements and disappointments and taking into account the needs of our shareholders and stakeholders — to ensure that Harmony remains sustainable. We understand our business and are close to the detail, which allows us to make quick decisions if necessary. We continue to seek the best from our existing operations and to invest in our major projects to secure our gold reserves for the future.
Our plans for 2010 are detailed, comprehensive and — importantly — based on what we believe is achievable in the current gold environment. While we are well positioned to take immediate action should there be a decrease in the R/kg gold price, our project planning is in place to take advantage of a higher gold price. At a gold price of R250 000/kg our plans support strong cash flows, covering both on-going and growth capital.
Harmony’s balance sheet is in excellent health. Both our Nedbank loan and convertible bond were paid off during the quarter. With cash in the bank, we are in an exciting and advantageous position to pursue acquisition opportunities, invest in our organic growth projects and/or to pay a dividend.
Underground development was part of `Back-to-Basics’, and considerable time and effort has been spent in ensuring that operations meet their development targets. Most have performed well in this respect and we have created sufficient flexibility.
Safety
We are deeply saddened by the death of nine of our colleagues in seven separate incidents and extend our heartfelt condolences to their families, friends and colleagues.
Those who died were: Frans Majake, a plant supervisor at Central Plant; Fuzile Ntlebi, a stope team leader at Brand 2; Legotla Nkhatho, a team leader at Target; Ntshumayelo Blayi, an underground assistant, and Dumisani Magagulu, an engineering service assistant, both at Evander 9; Tsibolane Khoso, a winch operator, Tello Tsoke, a rock drill operator, and Makoatsa Raletooana, a development team leader, all at Tshepong; and Vukile Bhomane, a stope team member at Masimong 5.

The past two years have been an eye-opener not only for us, but for the industry as a whole. There has been a huge emphasis on safety by the Department of Mineral Resources, its shaft closures in the wake of mining accidents forcing all companies to re-assess their safety strategies, identify potential risk areas and re-focus on getting things right.
Behaviour-based safety within Harmony was first addressed at management level to ensure our leadership understood that leading from the front results in improved behaviour, and at every operation the concept has been rolled downward through each operation committing to their own set of aspirations and targets.
Criminal mining
We do everything reasonably practicable to ensure that access to restricted areas is barred. The deaths of 90 criminal miners at our Eland Shaft in the Free State during May 2009 was of enormous concern to us. These men died as a result of a fire allegedly caused by their own unsafe mining practices.
Criminal mining is regarded as an organised crime that requires the input and assistance of all stakeholders — on national and international levels — to ensure that an incident such as the one at Eland Shaft is not repeated. Harmony has been addressing criminal mining activities at operational level pro-actively and continues to do so in co-operation with the South African Police Services (SAPS) and the Department of Justice. Measures we have taken are aimed mainly at the criminal miners and those of our employees who are found to aid and abet them. To get to the heart of criminal mining — the large, well-organised syndicates operating multi-nationally — requires resources beyond ours, which is why we are extremely pleased that the Minister of Mineral Resources has intervened and established a multi- stakeholder forum to address the issue, to which we have committed our whole-hearted support.
Operations and costs
During the past quarter, total gold production increased by 1%. Each of the operations, with the exception of Tshepong, Virginia, Kalgold and Evander, recorded production improvements. The average underground grade was 3% lower, reflecting grade under-performance at Tshepong, Masimong and Bambanani. Total cash operating costs increased by 6% due to higher volumes, one month of higher winter electricity tariffs and stores costs.
Overall throughput and grade were both disappointing in the past year and have been addressed as part of our planning for FY2010. Doornkop and Elandsrand, as examples, have not met their targets and will only reach full production in 2013. Focused, accelerated development will continue to be a major priority, particularly at the new projects, increasing average grade and lowering unit costs.
During the past quarter, the Hamata Plant in Papua New Guinea (PNG) received its first tonnage and a small amount of gravity concentrate was recovered, which was smelted during partial commissioning of the refinery in June 2009. Full commissioning is progressing well and will be completed during the forthcoming quarter.
Labour and electricity remain Harmony’s biggest cost items, with labour representing 56% and electricity 12% of our total costs for FY09.

Wage settlement
Negotiations with the various unions on wage increases were concluded at the end of July 2009. To absorb this additional cost, our focus on productivity and efficiency improvements continue in earnest.
The wage settlement provides for:
-	a 10.5% wage increase for employees in category 3;

-	a 10% wage increase for employees in categories 4 to 8; and

-	a 9% increase for all other employees in the bargaining unit.
Also agreed was that the minimum wage be increased to R4 000 a month with effect from July 2010 for category 3 employees. The wage increases are supplemented by non-contributory medical aid, as well as a living-out allowance or free accommodation and food, as has been practice in the South African mining industry.
A guaranteed wage increase of 7.5%, or Consumer Price Index (CPI) plus 1%, whichever is the higher of the two, was agreed for the second year of the two-year settlement agreement.
Electricity
Greater volumes of electricity were consumed at our operations during June 2009. During the past quarter winter tariffs came into effect, resulting in a R40 million increase in electricity costs.
The recent electricity tariff increase of 34.6%, effective from 1 July 2009, will result in electricity costs increasing from 12% to 16% of Harmony’s total cash operating costs.
Healthy balance sheet
Our motivation to re-establish a healthy balance sheet was two-fold: to reduce our debt levels and to fund our major capital programme. Two successful share issues and the proceeds from the Hidden Valley and Rand Uranium transactions during the year enabled us to repay the R1.7 billion convertible bond and the Nedbank loan of R2 billion, leaving us with debt of R362 million. We have approximately R2 billion in the bank to consider a range of options, such as further organic growth, acquisitions and paying dividends.
Acquisitions
We have looked at a number of potential acquisitions — our main criteria being good returns and the adding of value to Harmony’s portfolio of assets. Harmony has been rigorous in applying its acquisition criteria filters, and has not found many assets worth buying. Most operations for sale require substantial capital to bring them to an acceptable level of profitability and the few projects available would incur enormous developmental costs.
However, during June 2009, we reported that the provisional liquidators for Pamodzi Gold Free State (Proprietary) Limited (Pamodzi Free State) had chosen Harmony as the preferred bidder of Pamodzi’s Free State’s assets (Pamodzi Free State Assets). These consist of President Steyn 1 and 2 Shafts, Loraine 3 Shaft, Freddies 7 Shaft and Freddies 9 Shaft, a metallurgical gold plant and a dormant tailings storage facility. A due diligence investigation was completed and indicates that the Pamodzi Free State Assets are a good fit with Harmony’s Free State assets.
The reasons are several, and include:
- their potential to generate recovered grades of approximately 5g/t in the medium term. This will enhance Harmony’s recovered grade in the Free State;

- their potential, in the longer term, to add 150 000 higher quality ounces per year to Harmony’s production;
- Loraine 3 Shaft and Freddies 9 Shaft, respectively, have an estimated life of mine in excess of 10 years;
- Loraine 3 Shaft (including Loraine 1 Shaft) has similar geology to that of Harmony’s Target mine (Target);
· Loraine 3 Shaft and Target can be managed as one unit due to geological similarities and geographical proximity; ore body and mining synergies exist between Freddies 7 Shaft and
- Freddies 9 Shaft and Harmony’s Tshepong Mine;
- Harmony’s Target metallurgical gold plant is 10 kilometres from
- Loraine 3 Shaft, which will have cost benefits;
the President Steyn 2 Shaft pillar can only be extracted optimally from Harmony’s West Mine shaft (currently on care and maintenance) and part of Harmony’s Bambanani mine;
- Harmony’s management is very familiar with Pamodzi Free State’s ore bodies;
- Pamodzi Free State’s dormant tailings storage facility can be processed cost-effectively through Harmony’s Phoenix Plant or through Harmony’s St Helena Plant (when completed);
- cash flow can be generated at an early stage from the President Steyn 2 Shaft pillar, as well as from the demolition of Pamodzi Free State’s metallurgical gold plant;
- Harmony is familiar with the infrastructure challenges of the Pamodzi Free State Assets and will implement the same standards as those implemented in respect of its own assets to ensure the safety of its employees. Some capital expenditure will be required to make the operations safe for employees and to optimise the ability to operate the Pamodzi Free State Assets; and
- by purchasing the Pamodzi Free State Assets, Harmony will be able to better control potential issues which may affect its own mines, such as fires, flooding and restricting illegal miners gaining access to Harmony’s shafts.
The Pamodzi Free State Assets will be purchased free from all liabilities, save for all associated rehabilitation and environmental liabilities. The purchase consideration for these assets is R405 million.
Harmony’s offer was accepted, following approval from the Industrial Development Corporation of South Africa and the relevant trade unions. The only remaining condition to the final acceptance of the offer is the conclusion of definitive written sale agreements. One of the essential conditions precedent to the transaction would be the conversion of Pamodzi Free State’s mining rights and the consent to the transfer thereof by the Minister of Mines. Harmony, together with the provisional liquidators, has agreed to give this condition precedent their urgent attention.
Newcrest Mining Limited (Newcrest)
During the last quarter Newcrest continued to fund all the capital costs in Hidden Valley and achieved its final milestone of owning 50% of the Morobe Joint Venture.

Rand Uranium
Harmony has a 40% holding in Rand Uranium (Pty) Ltd (Rand Uranium). Rand Uranium operates as an independent company with an independent management team. It produces approximately 220 000 ounces of gold per year at a cash cost in the region of R185 000/kg.
The underground ore resources are being assessed for gold/uranium potential and a definitive feasibility study for a 450 000t/month uranium plant should be completed by the end of calendar year 2009. The primary ore feed for the plant will be the Cooke Dump and secondary feed will come from underground sources, while gold production will continue.
Organic growth
We are now well embarked upon our organic growth strategy. We have a number of exciting organic growth projects such as the Wafi open pit mine and Golpu block cave as well as exploration opportunities in Papua New Guinea, while in South Africa there are the St Helena tailings, St Helena 10 Shaft and Evander South projects. Not all have been approved by the Board as yet, but we have started scoping studies and, in some instances, pre-feasibility studies to establish whether these projects could deliver optimal returns in future.
Dividend
We believe that paying a dividend is a sign of a healthy company. Harmony has recovered well and some of our shareholders have remained loyal throughout the turmoil Harmony has experienced. As a result, the Board has agreed to declare a 50 SA cents dividend. See page 8 for the notice of the dividend payment.
Gold market
The main contributing factor to the negative variance in our cash operating profit for the quarter was undeniably the lower average R/kg gold price received, a consequence of a strong Rand which converts directly into dramatically higher $/oz cash costs. Being unhedged, the company has always focused on ounces which can be mined at total costs below the spot price of gold.
For us, since the bulk of our production is from South Africa, the Rand’s strength and the Rand gold price’s weakness is of considerable concern. While we are bullish about gold reaching and holding at a level of $1 000/oz by the end of calendar year 2009, general investment demand for the metal remains and it continues as a store of wealth. It is prudent to assume that the South African currency will continue to be attractive to speculators for as long as it takes for real evidence of a global economic recovery to materialise.
For this reason, we have planned very conservatively for the year ahead — on the basis of a gold price of R225 000/kg. Should the R/kg gold price continue at lower levels, incremental cutbacks from marginal mining operations and capital reduction can be expected.
Tomorrow’s gold
Our growth strategy taking us to 2.2 million ounces is intact. While continuing to pursue production improvements at our existing operations, we are spending capital on current projects, conducting scoping studies to establish the possibility of a pipeline of others, growing reserves and resources and strengthening the quality of our asset base.

Our challenge going forward is to meet our targets and objectives — more specifically to deliver consistent production results and curb costs.
Through sound asset portfolio management and operational efficiency, we will create the necessary platform to create more value from our growth assets, the high-cost operations and our projects.
Thanks
We wish to express our sincere thanks to every Board member, employee, shareholder and stakeholder who has supported Harmony to date. Thank you for believing that Harmony could be stabilised. Constructive criticism and the challenges we had to face made us stronger and we will continue to ensure that Harmony is a company that provides sustainable growth and rewards shareholders.
Chief Executive Officer
Graham Briggs
Ore reserves
The declared Ore Reserves amounts to 48.2 million ounces with a year on year negative variance of 2.3 million ounces. Table 1 shows more detail of the year on year reserve variance.
Table 1. Ore reserve reconciliation: FY2008 to FY2009

	Gold	Gold
	(tonnes)	(Moz)
Balance as at June 2008	1 570	50.5

Reductions
Mined during FY2009	(50)	(1.6)
Equity adjustment (PNG)	(28)	(0.9)
Geology and scope changes	(87)	(2.8)

Additions
Surface sources	34	1.1
Other adjustments	59	1.9

Balance as at 30 June 2009	1 499	48.2
As indicated in Table 1, Harmony’s Ore Reserves as at 30 June 2009 reflects a year-on-year depletion of 1.6 million ounces. The equity adjustment at Papua New Guinea from 69.9% to 50% attributable to Harmony resulted in a further decrease of 0.9 million ounces. The net effect of other changes at the South African operations accounts for an addition of 0.2 million ounces. A gold price of US$750/oz was used for the conversion of Mineral Resources to Ore Reserves at our South African and Papua New Guinea operations. An exchange rate of USD/ZAR 9.33 for South Africa and AUD/USD 0.75 for Australia has been used, resulting in a gold price of R225 000/kg and A$1 000/oz, respectively.

Notice of cash dividend
A dividend No. 80 of 50 cents per ordinary share, being the dividend for the year ended 30 June 2009, has been declared payable on Monday, 21 September 2009 to those shareholders recorded in the books of the Company at the close of business on Friday, 18 September 2009.
The dividend is declared in the currency of the Republic of South Africa.
Any change in address or dividend instruction to apply to this dividend must be received by the company’s transfer secretaries or registrar not later than Friday, 11 September 2009.

Last date to trade ordinary shares cum dividend	Friday, 11 September 2009
Ordinary shares trade ex dividend and
currency conversion date for ADR holders	Monday, 14 September 2009
Record date	Friday, 18 September 2009
Payment date	Monday, 21 September 2009
No dematerialisation or re-materialisation of share certificates may occur between Monday, 14 September 2009 and Friday, 18 September 2009, both dates inclusive, nor may any transfers between registers take place during this period.
By order of the Board
NY Maluleke
Company Secretary
Randfontein
Financial review for the fourth quarter and year
ended 30 June 2009
CONDENSED CONSOLIDATED INCOME STATEMENT (Rand)

	Quarter ended
			June	March (1)	June (1)
			2009	2009	2008
			(Unaudited)	(Unaudited)	(Unaudited)
	Notes		R million	R million	R million
Continuing operations
Revenue			2 663	3 005	2 620
Cost of sales	2		(2 863)	(2 211)	(2 325)
Production cost			(1 920)	(1 830)	(1 625)
Amortisation and depreciation	2	(a)	(546)	(303)	(222)
Impairment of assets	2	(b)	(330)	(3)	(359)
Employment termination and restructuring costs			—	(11)	(48)
Other items			(67)	(64)	(71)
Gross (loss)/profit			(200)	794	295
Corporate, administration and other expenditure			(99)	(80)	(49)
Exploration expenditure			(77)	(75)	(64)
Other income — net	3		(74)	332	100
Operating (loss)/profit			(450)	971	282

	Quarter ended
		June	March (1)	June (1)
		2009	2009	2008
		(Unaudited)	(Unaudited)	(Unaudited)
	Notes	R million	R million	R million
Profit/(loss) from associates		49	14	(68)
Profit on sale of investment in associate		—	—	—
Impairment of investment in associate		—	—	(95)
Loss on sale of investment in joint venture		—	—	(2)
Mark-to-market of listed investments		12	3	—
Loss on sale of listed investments		—	—	—
Impairment of investments		—	—	(1)
Investment income		108	152	86
Finance cost		(20)	(42)	(135)
(Loss)/profit before taxation		(301)	1 098	67
Taxation		547	(125)	(268)
Net profit/(loss) from continuing operations		246	973	(201)
Discontinued operations	4
(Loss)/profit from discontinued operations		(8)	(1)	130
Net profit/(loss)		238	972	(71)
Earnings/(loss) per ordinary share (cents)	5
- Earnings/(loss) from continuing operations		58	231	(50)
- (Loss)/earnings from discontinued operations		(2)	—	32
Total earnings/(loss) per ordinary share (cents)		56	231	(18)
Diluted earnings/(loss) per ordinary share (cents)	5
- Earnings/(loss) from continuing operations		58	230	(50)
- (Loss)/earnings from discontinued operations		(2)	—	32
Total diluted earnings/(loss) per ordinary share (cents)		56	230	(18)

	Year ended
	June	June (1)
	2009	2008
		(Audited)
	R million	R million
Continuing operations
Revenue	11 496	9 617
Cost of sales	(9 836)	(8 472)
Production cost	(7 657)	(6 973)
Amortisation and depreciation	(1 467)	(846)
Impairment of assets	(484)	(280)
Employment termination and restructuring costs	(39)	(236)
Other items	(189)	(137)
Gross (loss)/profit	1 660	1 145
Corporate, administration and other expenditure	(362)	(228)
Exploration expenditure	(289)	(224)
Other income — net	864	32
Operating (loss)/profit	1 873	725
Profit/(loss) from associates	12	(78)
Profit on sale of investment in associate	1	—
Impairment of investment in associate	(112)	(95)
Loss on sale of investment in joint venture	—	(2)
Mark-to-market of listed investments	(101)	33
Loss on sale of listed investments	—	(459)
Impairment of investments	—	(1)
Investment income	444	284
Finance cost	(212)	(524)
(Loss)/profit before taxation	1 905	(117)
Taxation	(196)	(487)
Net profit/(loss) from continuing operations	1 709	(604)
Discontinued operations
(Loss)/profit from discontinued operations	1 218	359
Net profit/(loss)	2 927	(245)
Earnings/(loss) per ordinary share (cents)
- Earnings/(loss) from continuing operations	413	(151)
- (Loss)/earnings from discontinued operations	294	89
Total earnings/(loss) per ordinary share (cents)	707	(62)
Diluted earnings/(loss) per ordinary share (cents)
- Earnings/(loss) from continuing operations	411	(150)
- (Loss)/earnings from discontinued operations	293	88
Total diluted earnings/(loss) per ordinary share (cents)	704	(62)

(1)	The comparative figures are re-presented due to Mount Magnet being reclassified as part of continuing operations. See note 4(a) in this regard.

The accompanying notes are an integral part of these condensed consolidated financials statements.
CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME (Rand)

	Quarter ended
	June	March	June
	2009	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)
	R million	R million	R million
Net profit/(loss) for the period	238	972	(71)
Attributable to:
Owners of the parent	238	972	(71)
Non-controlling interest	—	—	—
Other comprehensive (loss)/income for the period, net of income tax	(203)	(220)	(73)
Foreign exchange translation (loss)/profit	(205)	(203)	(86)
Mark-to-market of available-for-sale investments	2	(17)	13
Total comprehensive income/(loss) for the period	35	752	(144)
Attributable to:
Owners of the parent	35	752	(144)
Non-controlling interest	—	—	—

	Year ended
	June	June
	2009	2008
		(Audited)
	R million	R million
Net profit/(loss) for the period	2 927	(245)
Attributable to:
Owners of the parent	2 927	(245)
Non-controlling interest	—	—
Other comprehensive (loss)/income for the period, net of income tax	(450)	982
Foreign exchange translation (loss)/profit	(497)	686
Mark-to-market of available-for-sale investments	47	296
Total comprehensive income/(loss) for the period	2 477	737
Attributable to:
Owners of the parent	2 477	737
Non-controlling interest	—	—
CONDENSED CONSOLIDATED BALANCE SHEET (Rand)

		At
		June
		2009
	Notes	R million
ASSETS
Non-current assets
Property, plant and equipment		27 912
Intangible assets		2 223
Restricted cash		161
Restricted investments		1 640
Investments in financial assets		57
Investments in associates	6	329
Trade and other receivables		75
		32 397

Current assets
Inventories		1 035
Trade and other receivables		900
Income and mining taxes		45
Cash and cash equivalents		1 950
		3 930

Non-current assets classified as held-for-sale	4	—
		3 930

Total assets		36 327
EQUITY AND LIABILITIES
Share capital and reserves
Share capital	7	28 091
Other reserves		339
Retained earnings/(accumulated loss)		1 095

		At
		June
		2009
	Notes	R million
		29 525
Non-current liabilities
Borrowings	8	110
Deferred income tax		3 251
Provisions for other liabilities and charges		1 695
		5 056
Current liabilities
Trade and other payables		1 132
Provisions and accrued liabilities		362
Borrowings	8	252
		1 746
Liabilities directly associated with non-current assets classified as held-for-sale	4	—
		1 746
Total equity and liabilities		36 327
Number of ordinary shares in issue		425 986 836
Net asset value per share (cents)		6 931

	At	At
	March	June
	2009	2008
	(Unaudited)	(Audited)
	R million	R million
ASSETS
Non-current assets
Property, plant and equipment	28 103	27 556
Intangible assets	2 223	2 209
Restricted cash	167	78
Restricted investments	1 608	1 465
Investments in financial assets	17	67
Investments in associates	242	145
Trade and other receivables	73	137
	32 433	31 657
Current assets
Inventories	914	693
Trade and other receivables	2 871	875
Income and mining taxes	58	82
Cash and cash equivalents	2 839	413
	6 682	2 063
Non-current assets classified as held-for-sale	425	1 537
	7 107	3 600
Total assets	39 540	35 257
EQUITY AND LIABILITIES
Share capital and reserves
Share capital	28 081	25 895
Other reserves	503	676
Retained earnings/(accumulated loss)	857	(1 832)
	29 441	24 739
Non-current liabilities
Borrowings	159	242
Deferred income tax	3 796	2 990
Provisions for other liabilities and charges	1 366	1 273
	5 321	4 505
Current liabilities
Trade and other payables	1 489	1 372
Provisions and accrued liabilities	268	287
Borrowings	2 681	3 857
	4 438	5 516
Liabilities directly associated with non-current assets classified as held-for-sale	340	497
	4 778	6 013
Total equity and liabilities	39 540	35 257
Number of ordinary shares in issue	425 763 329	403 253 756
Net asset value per share (cents)	6 915	6 135

The accompanying notes are an integral part of these condensed consolidated financials statements.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Rand)

	Issued
	share	Other
	capital	reserves
	R million	R million
Balance — 30 June 2008	25 895	676
Issue of share capital	2 194	—
Deferred share-based payments	2	113
Comprehensive (loss)/income for the period	—	(450)
Balance as at 30 June 2009	28 091	339
Balance — 30 June 2007	25 636	(349)
Issue of share capital	236	—
Deferred share-based payments	23	43
Comprehensive income/(loss) for the period	—	982
Dividends paid	—	—
Balance as at 30 June 2008	25 895	676

	Retained
	earnings/
	(accumulated
	loss)	Total
	R million	R million
Balance — 30 June 2008	(1 832)	24 739
Issue of share capital	—	2 194
Deferred share-based payments	—	115
Comprehensive (loss)/income for the period	2 927	2 477
Balance as at 30 June 2009	1 095	29 525
Balance — 30 June 2007	(1 581)	23 706
Issue of share capital	—	236
Deferred share-based payments	—	66
Comprehensive income/(loss) for the period	(245)	737
Dividends paid	(6)	(6)
Balance as at 30 June 2008	(1 832)	24 739

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Rand)

	Quarter ended
	June	March	June
	2009	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)
	R million	R million	R million
Cash flow from operating activities
Cash generated by operations	780	985	1 506
Interest and dividends received	107	156	97
Interest paid	(65)	(41)	(117)
Income and mining taxes paid	(428)	(133)	(67)
Cash generated by operating activities	394	967	1 419
Cash flow from investing activities
Amounts invested in restricted investments	—	—	—
Decrease/(increase) in restricted cash	6	1	2
Net proceeds on disposal of listed investments	—	—	—
Proceeds on disposal of South Kal Mine	—	—	—
Net additions to property plant and equipment	1 093	(645)	(1 267)
Other investing activities	51	(163)	(190)
Cash generated/(utilised) by investing activities	1 150	(807)	(1 455)
Cash flow from financing activities
Long-term loans raised	—	—	136
Long-term loans repaid	(2 462)	(20)	(12)
Ordinary shares issued — net of expenses	10	955	23
Dividends paid	—	—	(6)
Cash (utilised)/generated by financing activities	(2 452)	935	141
Foreign currency translation adjustments	18	99	(38)
Net (decrease)/increase in cash and cash equivalents	(890)	1 194	67
Cash and cash equivalents — beginning of period	2 840	1 646	348
Cash and cash equivalents — end of period	1 950	2 840	415
Cash and cash equivalents comprises
Continuing operations	1 950	2 839	413
Discontinued operations	—	1	2
Total cash and cash equivalents	1 950	2 840	415

	Year ended
	June	June
	2009	2008
		(Audited)
	R million	R million
Cash flow from operating activities
Cash generated by operations	2 813	1 978
Interest and dividends received	457	306
Interest paid	(280)	(417)
Income and mining taxes paid	(704)	(129)
Cash generated by operating activities	2 286	1 738
Cash flow from investing activities
Amounts invested in restricted investments	—	(89)
Decrease/(increase) in restricted cash	(83)	205
Net proceeds on disposal of listed investments	—	1 310
Proceeds on disposal of South Kal Mine	—	127
Net additions to property plant and equipment	978	(3 824)
Other investing activities	(78)	(102)
Cash generated/(utilised) by investing activities	817	(2 373)
Cash flow from financing activities

	Year ended
	June	June
	2009	2008
		(Audited)
	R million	R million
Long-term loans raised	—	2 234
Long-term loans repaid	(3 738)	(1 820)
Ordinary shares issued — net of expenses	1 953	87
Dividends paid	—	(6)
Cash (utilised)/generated by financing activities	(1 785)	495
Foreign currency translation adjustments	217	61
Net (decrease)/increase in cash and cash equivalents	1 535	(79)
Cash and cash equivalents — beginning of period	415	494
Cash and cash equivalents — end of period	1 950	415
Cash and cash equivalents comprises
Continuing operations	1 950	413
Discontinued operations	—	2
Total cash and cash equivalents	1 950	415
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FOURTH QUARTER AND YEAR ENDED 30 JUNE 2009
1. Accounting policies
(a) Basis of accounting
The condensed consolidated interim financial statements for the period ended 30 June 2009 have been prepared using accounting policies that comply with International Financial Reporting Standards (IFRS), which are consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2008. These condensed consolidated interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting, and should be read in conjunction with the financial statements for the year ended 30 June 2008.
2. Cost of sales

	Quarter ended
	June	March (1)	June (1)
	2009	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)
	R million	R million	R million
Production costs	1 920	1 830	1 625
Amortisation and depreciation (a)	546	303	222
Impairment of assets (b)	330	3	359
Provision/(reversal of provision) for rehabilitation costs	13	(1)	12
Care and maintenance cost of restructured shafts	15	13	29
Employment termination and restructuring costs	—	11	48
Share based compensation	38	52	19
Provision for post retirement benefits	1	—	11
Total cost of sales	2 863	2 211	2 325

	Year ended
	June	June (1)
	2009	2008
		(Audited)
	R million	R million
Production costs	7 657	6 973
Amortisation and depreciation (a)	1 467	846
Impairment of assets (b)	484	280
Provision/(reversal of provision) for rehabilitation costs	21	12
Care and maintenance cost of restructured shafts	53	74
Employment termination and restructuring costs	39	236
Share based compensation	113	42
Provision for post retirement benefits	2	9
Total cost of sales	9 836	8 472

(1)	The comparative figures are re-presented due to Mount Magnet being reclassified as part of continuing operations. See note 4(a) in this regard.

(a)	While Mount Magnet was classified as held-for-sale, no depreciation was recorded as per the requirements of IFRS 5, Non-current Asset Held-for-sale and Discontinued Operations. When Mount Magnet ceased being classified as held-for-sale, depreciation was calculated for the period from April 2007 to June 2009 and R219 million recorded in the current quarter.

(b)	Impairments and reversals on impairments recorded in the June 2009 quarter:

R'million
Virginia*	52
Evander*	258
Target*	236
Mount Magnet+	(216)
330

*	The revised business (Life-of-Mine) plans were completed during the June 2009 quarter. An impairment test was performed as required by IAS 36, Impairment of Assets, and as a result impairments were recorded.

+	The impairment recorded for Mount Magnet since being classified as held-for-sale was reversed when the requirement for IFRS 5 were no longer met and the carrying value was adjusted for depreciation as per IFRS 5. See note 2(a) in this regard.
3. Other income — net
Included in other income in the June 2009 quarter is R76 million profit on sale of 9.99% (March 2009: R437 million profit on sale of 10%) of Harmony’s Papua New Guinea gold and copper assets to Newcrest Mining Limited in terms of the farm-in agreement. The total profit included for the year to date relating to the Newcrest transaction is R931 million.
4. Non-current assets held-for-sale and discontinued operations
(a) Following approval by the Board of Directors in April 2007, the asset and liabilities related to Mount Magnet (operations in Australia) were classified as held-for-sale. This operation also met the criteria to be classified as discontinued operations in terms of IFRS 5. During the June 2009 quarter, it was decided that further drilling at the site to define the orebody would enhance the selling potential of the operation. As a result, the operation no longer met the requirements of IFRS 5 to be classified as held-for-sale, and was therefore reclassified as continuing operations again. Consequently, the income statements and earnings per share amounts for all comparative periods have been represented taking this change into account.
(b) The assets and liabilities relating to the Cooke 1, Cooke 2, Cooke 3, Cooke plant and relating surface operations (operations in the Gauteng area) have been presented as held-for-sale following the approval of the Group’s management on 16 October 2007. These operations were also deemed to be discontinued operations.

The conditions precedent for the sale of Randfontein’s Cooke assets to Rand Uranium were fulfilled and the transaction became effective on 21 November 2008. In exchange for 60% of the issued share capital of Rand Uranium, Pamodzi Resources Fund (PRF) agreed to pay Harmony a purchase consideration of US$209 million. US$40 million of this amount was received on the effective date with the balance and the interest on the outstanding amount, together amounting to US$172 million, being received on 20 April 2009.
The Group recognised a profit on sale of assets of R64 million (before tax) relating to the sale of Dump 20 to Rand Uranium in the June 2009 quarter. The total profit for the year for the transaction is R1 786 million before tax.
5. Earnings/(loss) per ordinary share
Earnings/(loss) per ordinary share is calculated on the weighted average number of ordinary shares in issue for the quarter ended 30 June 2009: 425.7 million (31 March 2009: 421.0 million, 30 June 2008: 402.8 million) and the year ended 30 June 2009: 414.1 million (30 June 2008: 400.8 million).
The fully diluted earnings/(loss) per ordinary share is calculated on weighted average number of diluted ordinary shares in issue for the quarter ended 30 June 2009: 427.5 million (31 March 2009: 423.6 million, 30 June 2008: 405.2 million) and the year ended 30 June 2009: 416.0 million (30 June 2008: 402.9 million).

	Quarter ended
	June	March	June
	2009	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)
Total earnings/(loss) per ordinary share (cents):
Basic earnings/(loss)	56	231	(18)
Fully diluted earnings/(loss)	56	230	(18)
Headline earnings/(loss)	107	123	65
- Continuing operations	107	129	36
- Discontinued operations	—	(6)	29

	R million	R million	R million
Reconciliation of headline earnings/(loss):
Continuing operations Net profit/(loss)	246	973	(201)
Adjusted for (net of tax):
Profit on sale of property, plant and equipment	(83)	(437)	(45)
Loss on sale of listed investments	—	—	—
(Gain)/loss on mark to market of listed investments	(9)	—	—
Foreign exchange gain recycled from equity	—	—	—
Profit on sale of associates	—	—	—
Impairment of investments	—	—	1
Loss on sale of joint venture	—	—	2
Impairment of investment in associates	—	—	95
Impairment of property, plant and equipment	303	3	189
Impairment of intangible assets	—	—	105
Provision for doubtful debt	—	—	—
Headline earnings	457	539	146
Discontinued operations
Net (loss)/profit	(8)	(1)	130
Adjusted for (net of tax):
Loss/(profit) on sale of property, plant and equipment	6	(22)	(13)
Headline (loss)/earnings	(2)	(23)	117
Total headline earnings	455	516	263

	Year ended
	June	June
	2009	2008
		(Audited)
Total earnings/(loss) per ordinary share (cents):
Basic earnings/(loss)	707	(62)
Fully diluted earnings/(loss)	704	(62)
Headline earnings/(loss)	262	126
- Continuing operations	239	38
- Discontinued operations	23	88

	R million	R million
Reconciliation of headline earnings/(loss):
Continuing operations
Net profit/(loss)	1 709	(604)
Adjusted for (net of tax):
Profit on sale of property, plant and equipment	(975)	(90)
Loss on sale of listed investments	—	459
(Gain)/loss on mark to market of listed investments	71	—
Foreign exchange gain recycled from equity	(384)	—
Profit on sale of associates	(1)	—
Impairment of investments	—	1
Loss on sale of joint venture	—	2
Impairment of investment in associates	112	95
Impairment of property, plant and equipment	457	134
Impairment of intangible assets	—	105
Provision for doubtful debt	—	52
Headline earnings	989	154
Discontinued operations
Net (loss)/profit	1 218	359
Adjusted for (net of tax):
Loss/(profit) on sale of property, plant and equipment	(1 121)	(7)
Headline (loss)/earnings	97	352
Total headline earnings	1 086	506
6. Investment in associate
Harmony Gold Mining Company owns 32.4% of Pamodzi Gold Limited. The carrying value of the investment at 30 June 2009 was R0 (March 2009: R0, June 2008: R145 million). The Group recognised an impairment of R112 million and losses of R33 million on the investment during the 2009 financial year.
On 21 November 2008, Harmony Group sold 60% of the issued share capital of Rand Uranium to PRF. Refer to note 4(b) for details. This resulted in the Group owning a 40% interest in Rand Uranium. The book value of the investment at 30 June 2009 was R329 million (March 2009: R242 million). The Group’s share in the profits from Rand Uranium amounted to R46 million for the year.

7. Share capital
Capital raising
Harmony engaged in capital raising by issuing two tranches of shares following the resolution passed by shareholders at the Annual General Meeting held on 24 November 2008. In the first tranche, completed between 25 November 2008 and 19 December 2008, 10 504 795 Harmony shares were issued at an average subscription price of R93.20, resulting in R979 million before costs being raised.
The second tranche of shares was issued between 10 February 2009 and 6 March 2009 and consisted of 7 540 646 Harmony shares issued at an average subscription price of R124.45, resulting in R938 million before costs being raised. The combined share issue amounts to R1.9 billion at a cost of R30 million.
8. Borrowings

	June	March	June
	2009	2009	2008
		(Unaudited)	(Audited)
	R million	R million	R million
Total long-term borrowings	110	159	242
Total current portion of borrowings (1)	252	2 681	3 857
Total borrowings (2)	362	2 840	4 099

(1)	Harmony repaid its Nedbank loan of R750 million and convertible bond of R1 700 million on 21 April 2009 and 20 May 2009, respectively.

(2)	Included in the borrowings is R106 million (March 2009: R168 million, June 2008: R258 million) owed to Wespac Bank Limited in terms of a finance lease agreement. The future minimum lease payments to the loan are as follows:

	June	March	June
	2009	2009	2008
		(Unaudited)	(Audited)
	R million	R million	R million
Due within one year	30	45	57
Due between one and five years	80	133	228
	110	178	285
Future finance charges	(4)	(10)	(27)
Total future minimum lease payments	106	168	258
9. Commitments and contingencies

	June	March	June
	2009	2009	2008
		(Unaudited)	(Audited)
	R million	R million	R million
Capital expenditure commitments
Contracts for capital expenditure	478	790	1 164
Authorised by the directors but not contracted for	734	1 478	1 720
	1 212	2 268	2 884
This expenditure will be financed from existing resources.
Contingent liability
Class action

We have filed with the Court a Motion to Dismiss all claims asserted in the Class Action Case, the plaintiffs have filed an opposing response, and we have since replied to that response. At this point the matter is in the hands of the Court and we are awaiting a ruling by the Court. It is not possible to predict with certainty when the Court will rule on the Motion to Dismiss as the timing of the ruling is entirely within the discretion of the Court.
10. Subsequent events
Dividends
On 13 August 2009, the Board of Directors approved a final dividend for the 2009 financial year of 50 SA cents per share. The total dividend amounts to R213 million. As this dividend was declared after the reporting date, it has not been reflected in the financial statements for the periods ended 30 June 2009.
11. Segment report
The segment report follows on after the notes.
12. Reconciliation of segment information to consolidated income statements and balance sheet

	June	June
	2009	2008
		(Audited)
	R million	R million
The “reconciliation of segment data to consolidated financials” line item in the segment reports are broken down in the following elements, to give a better understanding of the differences between the income statement, balance sheet and segment report.

Revenue from:
Discontinued operations	614	1 856
Production costs from:
Discontinued operations	447	1 368
Reconciliation of cash operating profit to gross profit:
Total segment revenue	12 110	11 473
Total segment production costs	(8 104)	(8 341)
Cash operating profit as per segment report	4 006	3 132
Less: Discontinued operations	(167)	(488)
Cash operating profit as per segment report	3 839	2 644
Cost of sales items other than production costs	(2 179)	(1 499)
Amortisation and depreciation	(1 467)	(846)
Impairment of assets	(484)	(280)
Employment termination and restructuring costs	(39)	(236)
Share based compensation	(113)	(42)
Rehabilitation costs	(21)	(12)
Care and maintenance costs of restructured shafts	(53)	(74)
Provision for former employees’ post retirement benefits	(2)	(9)
Gross profit as per income statements *	1 660	1 145
Reconciliation of total segment mining assets to consolidated property, plant and equipment:
Property, plant and equipment not allocated to a segment
Mining assets	552	516
Undeveloped property	5 139	6 491
Other non-mining assets	63	50
Less: Non-current assets previously classified as held-for-sale	—	(515)
Less: Non-current assets classified as held-for-sale	—	(667)
	5 754	5 875

*	The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

13. Audit review
The condensed consolidated financial statements for the year ended 30 June 2009 have been reviewed in accordance with International Standards on Review Engagements 2410 — “Review of interim financial information performed by the Independent Auditors of the entity” by PricewaterhouseCoopers Inc. Their unqualified review opinion is available for inspection at the company’s registered office.
SEGMENT REPORT FOR THE YEAR ENDED 30 JUNE 2009 (Rand/Metric)

		Production	Operating	Mining
	Revenue	cost	profit	assets
	R million	R million	R million	R million
Continuing operations
South Africa
Underground
Tshepong	1 780	978	802	3 634
Phakisa	171	107	64	3 658
Bambanani	924	651	273	705
Doornkop	343	281	62	2 544
Elandsrand	1 422	1 056	366	2 715
Target	688	536	152	2 218
Masimong	1 215	661	554	665
Evander	1 514	998	516	940
Virginia	2 033	1 488	545	898
Other (1)	503	366	137	240
Surface
Other (2)	903	535	368	142
Total South Africa	11 496	7 657	3 839	18 359
International
Papua New Guinea (3)	—	—	—	3 540
Other operations (4)	—	—	—	259
Total international	—	—	—	3 799
Total continuing operations	11 496	7 657	3 839	22 158
Discontinued operations
Cooke operations	614	447	167	—
Total discontinued operations	614	447	167	—
Total operations	12 110	8 104	4 006	22 158
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 12)	(614)	(447)		5 754
	11 496	7 657		27 912

	Capital	Kilograms	Tonnes
	expenditure	produced*	milled*
	R million	kg	t’000
Continuing operations
South Africa
Underground
Tshepong	249	7 178	1 375
Phakisa	461	691	185
Bambanani	52	3 780	517
Doornkop	395	1 311	549
Elandsrand	422	5 422	962
Target	342	2 713	644
Masimong	130	4 791	890
Evander	210	5 912	1 125
Virginia	199	8 030	2 261
Other (1)	56	2 043	513
Surface
Other (2)	84	3 566	8 867
Total South Africa	2 600	45 437	17 888
International
Papua New Guinea (3)	1 782	—	—
Other operations (4)	—	—	—
Total international	1 782	—	—
Total continuing operations	4 382	45 437	17 888
Discontinued operations
Cooke operations	87	2 500	1 287
Total discontinued operations	87	2 500	1 287
Total operations	4 469	47 937	19 175
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 12)

Notes:

(1)	Includes Joel.

(2)	Includes Kalgold, Phoenix and Dumps.

(3)	Included in the capital expenditure is an amount of R1 543 million contributed by Newcrest in terms of the farm-in agreement.

(4)	Includes Mount Magnet.

*	Operational statistics are unaudited.
CONTACT DETAILS
HARMONY GOLD MINING COMPANY LIMITED
Corporate Office
Randfontein Office Park
PO Box 2
Randfontein, 1760
South Africa
Corner Main Reef Road
and Ward Avenue
Randfontein, 1759
Johannesburg
South Africa
Telephone               :     +27 11 411 2000
Website                   :      http://www.harmony.co.za

Directors
P T Motsepe (Chairman)*
G Briggs (Chief Executive Officer)
F Abbott (Interim Financial Director)
J A Chissano*
F F T De Buck*, Dr C Diarra*+,
K V Dicks*, Dr D S Lushaba*, C Markus*,
M Motloba*, C M L Savage*, A J Wilkens*
(* non-executive)
(1 Mocambican)
(+ US/Mali Citizen)

Investor Relations Team
Esha Brijmohan
Investor Relations Officer
Telephone:	+27 11 411 2314
Fax:	+27 11 692 3879
Mobile:	+27 82 759 1775
E-mail:	esha@harmony.co.za

Marian van der Walt
Executive: Corporate and Investor Relations
Telephone:	+27 11 411 2037
Fax:	+27 86 614 0999
Mobile:	+27 82 888 1242
E-mail:	marian@harmony.co.za

Company Secretary
Khanya Maluleke
Telephone:	+27 11 411 2019
Fax:	+27 11 411 2070
Mobile:	+27 82 767 1082
E-mail:	Khanya.maluleke@harmony.co.za

South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
16th Floor, 11 Diagonal Street
Johannesburg, 2001
PO Box 4844
Johannesburg, 2000
South Africa
Telephone:	+27 86 154 6572
Fax:	+27 86 674 3260

United Kingdom Registrars
Capita Registrars
The Registry
34 Beckenham Road
Bechenham
Kent BR3 4TU
United Kingdom
Telephone:	+44 870 162 3100
Fax:	+44 208 636 2342

ADR Depositary
The Bank of New York Mellon Inc
101 Barclay Street
New York, NY 10286
United States of America
Telephone:	+1888-BNY-ADRS

Fax                          :     +1 212 571 3050
Sponsor
JP Morgan Equities Limited
1 Fricker Road, Corner Hurlingham Road
Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone               :     +27 11 507 0300
Fax                          :     +27 11 507 0503

Trading Symbols
JSE Limited	HAR
New York Stock Exchange, Inc.	HMY
NASDAQ	HMY
London Stock Exchange Plc	HRM
Euronext, Paris	HG
Euronext, Brussels	HMY
Berlin Stock Exchange	HAM1
Registration Number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE 000015228